UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: September 8, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Edie Kurniawan ---------------------------------------------------- (Signature) Edie Kurniawan SVP Corporate Secretary

NOTICE TO THE EXTRAORDINARY GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk FOR YEAR 2026 Tel.76/PR 000/COP-M0000000/2026

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”), herewith invites all the Company’s shareholders to attend the Company’s Extraordinary General Meeting of Shareholders for the Year 2026 (the “Meeting”) which will be held on:

Day / Date	:	Wednesday, September 30th, 2026
Time	:	14.00 WIB – Finish
Venue	:	Online through the Electronic General Meeting System facility (“eASY.KSEI”) at https://akses.ksei.co.id/ provided by PT Kustodian Sentral Efek Indonesia (“KSEI”)

Pursuant to Financial Services Authority (“Otoritas Jasa Keuangan” or “OJK”) Regulation Number 15/POJK.04/2020 concerning the Planning and Implementation of General Meetings of Shareholders of Public Companies (“POJK 15/2020”) and OJK Regulation Number 14 of 2025 concerning the Implementation of General Meetings of Shareholders, General Meetings of Bondholders, and General Meetings of Sukuk Holder Electronically (“POJK 14/2025”), the Meeting will be held electronically using the e-GMS system provided by KSEI, namely eASY.KSEI.

The Meeting will be conducted with the following agendas:

Agenda 1:

Approval of the Company's plan to conduct a Partial Spin-Off of the Wholesale Fiber Connectivity Business (Phase 2) to PT Telkom Infrastruktur Indonesia, a subsidiary whose shares are directly owned by the Company at 99.99% ("Spin-Off"), in compliance with the provisions of Article 89 paragraph (1) and Article 127 paragraph (1) of Law Number 40 of 2007 on Limited Liability Companies as lastly amended by Law Number 6 of 2023 on the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 on Job Creation into Law in conjunction with Article 26 paragraph (6) of the Company's Articles of Association.

Explanation:

1.	Phase 2 Spin-Off constitutes a continuation of the implementation of the Company's transformation strategy to establish PT Telkom Infrastruktur Indonesia ("TIF") as a telecommunications infrastructure entity, which was previously initiated through the implementation of Phase 1 Spin-Off, as approved by the shareholders at the Company's EGMS held on December 12, 2025;
2.	Phase-2 Spin-Off constitutes a further stage to consolidate a portion of the Wholesale Fiber Connectivity business, including related business, assets, liabilities, and business activities, into TIF in order to establish a more focused operating model, improve operational efficiency, enhance transparency in business management, and support long-term value creation for the Company and its shareholders;
3.	Phase-2 Spin-Off is also a strategic measure in line with global trends in the telecommunications industry, where a number of telecommunications operators have established separate infrastructure entities (TIF) to enhance business focus, operational efficiency, business development flexibility, and company value optimization through more integrated management of infrastructure assets;
4.	Following the completion of the Phase-2 Spin-Off transactions, the Company's shareholding in TIF will become 99.9999999%, while PT Multimedia Nusantara's shareholding in TIF will become 0.0000001%; and
5.	This Spin-Off will not result in any changes to the shareholding of the Company's existing shareholders.

Further information regarding the corporate action plan can be found in the Spin-Off Plan/Disclosure of Material Transaction Plan that we have announced and can be accessed via the following link: https://www.telkom.co.id/sites/investor-relations/en_US/page/information-action-1031

Agenda 2:

Changes to the Management of the Company.

Explanation:

The agenda is carried out based on the provisions of:

1.	Article 94 paragraph (1) and Article 111 paragraph (1) of the Company Law;
2.	Article 15 paragraph (1) and Article 27 paragraph (1) of the SOE Law;
3.	Article 34 paragraph (1) and Article 48 paragraph (1) Government Regulation No. 38 of 2026 on Management of State Owned Enterprises Badan Usaha Milik Negara (“GR 38/2026”);

NOTICE TO THE EXTRAORDINARY GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk FOR YEAR 2026 Tel.76/PR 000/COP-M0000000/2026

4.	Article 3 paragraph (1) and Article 26 of OJK Regulation No. 33/POJK.04/2014 on the Board of Directors and Board of Commissioners of Issuers or Public Companies (“POJK 33/2014”);
5.	Article 38 paragraph (6) letter b and Article 42 paragraph (6) letter b of MSOE Regulation 3/2023; and
6.	Article 5 paragraph (4) letter c point 3, Article 5 paragraph (4) letter c point 1.3, Article 11 paragraph (6) and Article 14 paragraph (7) of the Company’s Articles of Association, whereby the members of the management of the Company are appointed and dismissed by the Meeting which must be attended and approved by the Series A Dwiwarna shareholder, with due observance to the provisions of Article 26 paragraph (4) of the Company’s Articles of Association.

Notes:

1.	This meeting invitation is an official invitation to the meeting to the Company's Shareholders, so that the company's Board of Directors does not send a separate invitation to the Company's Shareholders.

2.	The Shareholders who are entitled to attend or to be represented in the Meeting are Shareholders whose names are registered in the Company’s Shareholders Register on September 7th, 2026 at 16.15 WIB, or the owners of securities account balances at the Collective Depository of KSEI at the closing of shares trading on September 7th, 2026 ("Shareholders").

3.	The Company urges that the Shareholders register their presence electronically through the eASY KSEI facility or give the power of attorney to the Company’s Securities Administration Bureau (Biro Administrasi Efek/“BAE”), which is PT Datindo Entrycom through the eASY.KSEI facility with the following procedures:
a.	The Shareholders must be registered in advance through the securities ownership reference (“AKSes KSEI”/Acuan Kepemilikan Sekuritas KSEI) facility through the link https://akses.ksei.co.id which is provided by KSEI.
b.	The power of attorney is available for the registered Shareholders through eASY.KSEI at https://easy.ksei.co.id.
c.	In the event that the Shareholders are unable to access eASY.KSEI, the power of attorney may be downloaded on the Company’s website www.telkom.co.id, to grant their power of attorney and vote in the Meeting.
d.	The Shareholders may declare their power of attorney and vote, change the appointment of the proxies and/or choice of a vote for the Meeting agenda, or revoke the power of attorney from the date of the Meeting invitation until 1 (one) business day before the Meeting starts, at 12:00 WIB.

4.	The registration process for the Shareholders who will attend the Meeting electronically through eASY.KSEI must pay attention to the following matters:
a.	The Shareholders mentioned below must register their attendance electronically in eASY.KSEI on the date of the Meeting from 10:00 WIB to 14:00 WIB:
i.	Local individual type Shareholders who have not provided a declaration of presence or power of attorney in eASY.KSEI until the specified time limit and wish to attend the Meeting electronically;
ii.	Local individual type Shareholders who have provided a declaration of attendance but have not cast their votes minimal for 1 (one) Meeting agenda on eASY.KSEI until the specified time limit and wish to attend the Meeting electronically;
iii.	Proxies of the Shareholders who have given power of attorney to the independent representatives or individual representatives but have not cast their votes minimal for 1 (one) Meeting Agenda on eASY.KSEI until the specified time limit; and/or
iv.	Proxies of the Shareholders who have given power of attorney to the participant/intermediary (custodian bank or securities company) and have cast their votes in eASY.KSEI until the specified time limit.
b.	The Shareholders who have given a declaration of presence or power of attorney to the independent representative or individual representative and have cast their votes for the Meeting agenda in eASY.KSEI, until the specified time limit, does not need to register attendance electronically in eASY.KSEI.
c.	Any delay or failure in the electronic registration process for any reason will result in the Shareholders or their proxies being unable to attend the Meeting electronically, and their shares ownership will not be counted for the attendance quorum.

5.	Guidelines for registration, along with the use, and further explanation regarding eASY.KSEI and KSEI AKSes are available in KSEI website at https://akses.ksei.co.id and https://easy.ksei.co.id, as well as from the Meeting Rules on the Company’s website www.telkom.co.id.

NOTICE TO THE EXTRAORDINARY GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk FOR YEAR 2026 Tel.76/PR 000/COP-M0000000/2026

6.	The Notary, assisted by the Company’s BAE, will check and count the votes for the Meeting resolution made based on the Meeting agenda, including the votes submitted by the Shareholders through eASY.KSEI, as well as those submitted at the Meeting.

7.	The materials that will be discussed at the Meeting are available in the Company’s website www.telkom.co.id, starting from the date of this Invitation until the date of the Meeting.

8.	The Company does not provide food and beverages, as well as souvenirs.

9.	The Company may re-announce should there be any changes and/or additional information on the Meeting procedures with regards to prevailing rules and regulations.

Thank you for your attention.

Jakarta, September 8, 2026

Directors

PT Telkom Indonesia (Persero) Tbk